LAW OFFICES OF CARL A. GENERES

3458 Shady Bend Drive	Phone: (213) 352-8674
Dallas, Texas 75244-7447	Fax: (972) 715-5700
cgeneres@generslaw.com
www.generslaw.com

September 27, 2010

Ajay Koduri

Staff Attorney

US Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

CareView Communications, Inc.; Form 10 Registration Statement; File No. 000.54090; Staff’s comment letter dated September 15, 2010

Mr. Koduri:

I represent CareView Communications, Inc. (“CareView”).

Because of CareView’s need to make changes in its (i) financial statements (and have those changes reviewed and signed-off on by its auditors) and (ii) other disclosures in its Form 10 registration statement in response to certain of the Staff’s comments, CareView requests an extension of time until October 20, 2010 to respond to the Staff’s comments in the Staff’s letter dated September 15, 2010.

Thank you.

Sincerely,

/s/ Carl A. Generes

Carl A. Generes
Attorney and Counselor

Cc: John Bailey, CFO